VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Patrick Gilmore

Accounting Branch Chief

Re:	Formula Systems (1985) Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 30, 2014

File No. 000-29442

Dear Mr. Gilmore:

On behalf of Formula Systems (1985) Ltd. (the “Company”), we hereby acknowledge receipt of the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 6, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the Commission on April 30, 2014 (the “2013 Annual Report”).

Please be advised that the Company is still in the midst of obtaining the necessary legal and accounting advice in connection with its responses to the Staff’s comments set forth in the Comment Letter and expects to file its response letter to the Comment Letter on or prior to December 5, 2014.

Please contact the undersigned at asafb@formula.co.il the Company’s Chief Financial Officer, Mr. Asaf Berenstin, or at telephone number +972-3-5389201 if you have any questions.

Very truly yours,

/s/ Asaf Berenstin

Asaf Berenstin

Chief Financial Officer,

Formula Systems (1985) Ltd.